UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date September 13, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

ANNOUNCEMENT

WAIVER FROM STRICT COMPLIANCE WITH RULE

14.66(10) AND PARAGRAPH 43(2)(c) OF PART B OF

APPENDIX 1 TO THE LISTING RULES IN RESPECT OF

MAJOR TRANSACTION IN RELATION TO

AIRCRAFT PURCHASE

Reference is made to the circular (the “Circular”) of China Eastern Airlines Corporation Limited (the “Company”) dated 25 August 2022 in respect of major transaction in relation to the Aircraft Purchase. Unless otherwise indicated, terms used herein shall have the same meanings as those defined in the Circular.

In respect of the Aircraft Purchase, the Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with Rule 14.66(10) and paragraph 43(2)(c) of Part B of Appendix 1 to the Listing Rules so that information in relation to the Consideration for the Aircraft, information in relation to the previous aircraft purchase with Airbus SAS, specific information in relation to aircraft type, aircraft delivery schedules, provisions in relation to after-sales services and support and other confidential commercial arrangements, will be redacted pursuant to a request for confidential treatment by Airbus SAS. The above redacted information is commercial sensitive information strictly exclusive to each party to the Aircraft Purchase Agreement and generally recognized as customized and confidential information in the aviation industry, the disclosure of which will be competitively harmful to the Company. The material terms stipulated under the Aircraft Purchase Agreement have been summarized and disclosed in the Circular, from which the Shareholders and the investing public will be able to have sufficient information about the Aircraft Purchase and assess the impact of the Aircraft Purchase so that the Shareholders and the investing public would make an informed voting decision on the Aircraft Purchase. In addition, the Shareholders and the investing public are provided with sufficient information regarding the reasons for and benefits of the Aircraft Purchase. Therefore, the redacted version of the Aircraft Purchase Agreement is not likely to mislead the Shareholders with regard to the facts and circumstances, knowledge of which is essential for the informed assessment of the Aircraft Purchase. Accordingly, only the redacted version of the Aircraft Purchase Agreement will be available on the website of    the Stock Exchange and the Company’s own website as one of the documents on display, which has been published by the Company on 9 September 2022 on display for a period of 14 days.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 9 September 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non- executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).